Exhibit 12

THE BLACK & DECKER CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars Except Ratios)

	Nine Months Ended September 26, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
EARNINGS:

Earnings from continuing operations before income taxes	$421.1	$390.9	$305.4	$145.8	$392.3	$430.7

Share of equity income of 50%-or-less owned affiliates, net of distributed income	(10.3)	12.5	0.7	(10.9)	—	0.1

Interest expense	40.2	60.7	84.3	119.0	148.3	126.3

Dividends on subsidiary preferred shares	8.0	10.7	10.7	10.7	0.3	—

Portion of rent expense representative of an interest factor	21.4	28.5	27.5	28.0	27.6	27.7

Adjusted earnings from continuing operations before income taxes and fixed charges	$480.4	$503.3	$428.6	$292.6	$568.5	$584.8

FIXED CHARGES:

Interest expense	$40.2	$60.7	$84.3	$119.0	$148.3	$126.3

Dividends on subsidiary preferred shares	8.0	10.7	10.7	10.7	0.3	—

Portion of rent expense representative of an interest factor	21.4	28.5	27.5	28.0	27.6	27.7

Total fixed charges	$69.6	$99.9	$122.5	$157.7	$176.2	$154.0

RATIO OF EARNINGS TO FIXED CHARGES	6.9	5.0	3.5	1.9	3.2	3.8